Optical Molecular Imaging, Inc.

8797 Beverly Boulevard, Suite 310, LA, California 90048	David Wohlberg, President
(310) 789-1213

August 2, 2006

United States Securities & Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attn: Tia Jenkins

Re:	Optical Molecular Imaging, Inc.
Form 10-KSB For Fiscal Year Ended
December 31, 2005
Filed March 31, 2006
Forms 10-QSB For Fiscal Quarter Ended
March 31, 2006
Filed May 22, 2006
File No. 033-17264-NY

Dear Ms. Jenkins:

We have in hand your letter dated July 11, 2006. Optical Molecular Imaging, Inc. (the “Registrant”) in connection with responding to the Commission’s comments, hereby acknowledges that:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are today filing amended Form 10-KSB for Fiscal Year Ended December 31, 2005 and amended Form 10-QSB for Fiscal Quarter Ended March 31, 2006.

Tia Jenkins

United States Securities & Exchange Commission

August 2, 2006

Please call or contact us if you have any further questions or comments.

Very truly yours,

/s/ David Wohlberg
David Wohlberg